Exhibit 99.4

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year ended December 31
(millions of €)	2017	2016	2015	2014	2013	2012
Total Earnings	1,933	3,232	4,621	4,622	5,641	4,547
Income from continuing operations before income taxes, minority interests and share in equity affiliates	1,255	1,698	2,891	2,848	3,537	2,314
Distributed income of equity investees	24	63	23	25	50	43
Fixed charges	650	1,465	1,697	1,747	2,051	2,170
Minority interest in pre-tax income from subsidiaries that have not incurred fixed charges	5	6	10	2	3	20

Total Fixed charges	650	1,465	1,697	1,747	2,051	2,170
Interest expensed and capitalized	618	1,407	1,597	1,653	1,746	1,769
Amortized premiums, discounts and capitalized expenses related to indebtedness	7	23	-3	13	37	70
Estimate of the interest included in the rental expense	25	34	103	81	268	332
Ratio of earnings to fixed charges	2.98x	2.21x	2.72x	2.65x	2.75x	2.10x